                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549

                                   FORM 6-K/A

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                                  June 30, 2003

                                VIVENDI UNIVERSAL

                             42, AVENUE DE FRIEDLAND
                                   75008 PARIS

                                     FRANCE

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F     X           Form 40-F
                                      -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                                No     X
                               -----                             -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                PREFATORY NOTE

This Form 6-K/A amends and restates the Form 6-K filed on July 1, 2003, with the Securities and Exchange Commission. Certain text was omitted or otherwise in error due to typographical mistakes. Such omissions and errors are herein corrected.


Contents: (i) Two Press Releases and (ii) Operating and Financial Review and Prospects for the First Quarter 2003 and Unaudited Interim Financial Statements for the First Quarter 2003 (French GAAP Basis) dated March 31, 2003 to be filed with Commission des operations de bourse in the near future.


This amended report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-81578) as amended, filed by Vivendi Universal under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by Vivendi Universal under the Securities Act of 1933 or the Securities Exchange Act of 1934.

                                  EXHIBIT LIST




Exhibit             Description

99.1                Press Release

99.2 Operating and Financial Review and Prospects for the First Quarter 2003 and Unaudited Interim Financial Statements for the First Quarter 2003 (French GAAP Basis) dated March 31, 2003 to be filed with Commission des operations de bourse in the near future.

99.3                Press Release

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          VIVENDI UNIVERSAL

                                          By:/s/ George E. Bushnell III
                                             ----------------------------
                                          Name:  George E. Bushnell III
                                          Title:   Vice President


Date:  June 30, 2003